                                                                                                August 9, 2017

Via Electronic Transmission

Attn: Lauren Hamilton, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, NY 10281

            Re:       Versus Capital Real Assets Fund LLC

                         Registration Statement on Form N-2

            File Nos. 333-214178; 811-23201

Dear Ms. Hamilton:

This letter is submitted in response to comments you provided by telephone on July 28, 2017 regarding the initial Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-2 on October 19, 2016, and as amended thereafter (the “Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, by Versus Capital Real Assets Fund LLC (the “Registrant” or the “Fund”). Your comments and the Registrant’s responses thereto are set forth below. Please note that this letter is being submitted on the same date as the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement is filed with the Commission, pursuant to Rule 472 under the Securities Act. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

PROSPECTUS

Investment Strategies (outside front cover)

Comment

Please explain why the Sub-REIT is being reported utilizing the equity method of accounting. Please cite relevant literature of GAAP for the appropriate reporting method.  Provide additional information about whether the Sub-REIT is being consolidated for purposes of compliance with the Fund’s Concentration Policy or, also, for GAAP purposes. Provide additional background information about the Sub-REIT, such as: whether the Sub-REIT has its own operations and strategies; whether the Sub-REIT has its own board and employees; whether it will make direct co-investments in timberland and agriculture/farmland and, if so, how are such co-investments being made, i.e., directly in such assets or by investing in other REITs.

Response

The Sub-REIT does not qualify as an investment company in accordance with the FASB Authoritative Guidance of Subtopic 946-10-15.  As such, in accordance with the provisions of Subtopic 946-810-45 dealing with a controlling investment in an investee that is not an investment company, the Sub-REIT shall not be consolidated into the financials of the Fund.  Alternatively,  in accordance with the guidance of Subtopic 946-320, the equity interest in the Sub-REIT shall be measured at fair value.”  Furthermore, as controlling interests of an entity that does not provide a service to the Fund, neither Subtopic 946-323-45-1 (non-controlling interests), nor Subtopic 946-810-45-3 (service providers) apply.

The Sub-REIT’s investment strategy is intended to be a sub-set of the Fund’s overall strategy, focusing solely on timberland and agriculture/farmland assets that are REIT-qualifying investments. The Sub-REIT’s board of directors will consist of the same members as the Fund’s Board. The Sub-REIT will have the same officers as the Fund. The Sub-REIT will not have operational employees as all investments will be made through a lease structure and the physical assets will be operated by lessees. Additionally, the Sub-REIT will engage external management companies for property-level oversight of its investments.  It will make direct investments into timberland and agriculture/farmland assets through wholly-owned subsidiaries of the Sub-REIT.  Such wholly-owned subsidiaries will be special purpose vehicles established as single member limited liability companies for each investment.

Summary of Fund Expenses

Comment

Please represent to the Staff that if any of the Registrant’s assumptions underlying the summary table of the Fund’s expenses change in any material respect, then the Registrant will amend its Registration Statement accordingly.

Response

The Registrant confirms to the Staff that if any of the Registrant’s assumptions underlying the summary table of the Fund’s expenses change in any material respect, then the Registrant will amend its Registration Statement accordingly.

Comment

Regarding the example illustrating the hypothetical Annual Fund Expenses, please round the amounts to the nearest dollar.

Response

The Registrant has amended the example to present rounded numbers to the nearest dollar.

Comment

The Staff notes that Note 3 to the Fund’s financial statement includes disclosure that the Fund and the Distributor have engaged Advisors Asset Management Inc. to act as a sub-distributor and that the Fund and the Distributor will pay to such sub-distributor a Distribution Fee of 0.75%. Please reconcile this with other disclosure in the Prospectus and update the Summary of Fund Expenses section, as appropriate.

Response

The Fund’s independent registered public accounting firm has amended Note 3 of the Fund’s financial statements to remove references to a Sub-Distributor and Distribution Fee. Such updated financial statements, and the notes thereto, have been filed with the Registrant’s Pre-Effective Amendment No. 3. The Registrant confirms that there is no, and the Fund does not intend to have any, sub-distributor or distribution fee paid by the Fund, which aligns with the Registrant’s current disclosure in the Prospectus. The Registrant also confirms that investments in the Fund are not subject to a Sales Load, as set forth in the Prospectus.

Comment

In footnote (2) to the line item of Acquired Fund Expenses appearing in the Summary of Fund Expenses table, please change the reference to “NSAR-B Annual Report” to “N-CSR Annual Report.”

Response

The Registrant has made the correction to footnote (2).

Comment

Regarding footnote (5) to the line item of Acquired Funds Fees and Expenses appearing in the Summary of Fund Expenses table, please confirm that the calculations are in compliance with Form N-2, Item 3, Instruction 10.

Response

The Registrant confirms that such calculations are in compliance with Form N-2, Item 3, Instruction 10.

As stated previously, the Fund is filing its Pre-Effective Amendment No. 3, pursuant to Rule 472 under the Securities Act, concurrently with this letter.

The Registrant has authorized Winston & Strawn LLP to convey to you that the Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.      Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Jay Gould at (212) 294-9575.

                                                                                    Sincerely,

                                                                                    /s/ Alan Hoffman, Esq.

                                                                                    Alan Hoffman, Esq.

                                                                                    Winston & Strawn LLP